VANC Pharmaceuticals Provides
Corporate Update

January 27, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets announces today that Mr. Bob Rai has been appointed as Interim Chief Executive Officer of VANC effective immediately.  Mr. Rai has been a director of the Company since June 2015.

Mr. Rai is a graduate of the University of British Columbia with Bachelor of Science Degrees in Biochemistry and Pharmaceutical Science.  Mr. Rai recently operated a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 21 years, he has had several successful entrepreneurial and charitable endeavors.  In 1998 Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States.  The online sales and distribution of prescription medicines saw unprecedented industry growth and as other operators followed suit, the unique business concept became a billion dollar industry across Canada.

Mr. Rai is also Chairman and CEO of Canada Pacific Global Pharmaceuticals and Chairman of its subsidiary, PharmaCanada Inc. (www.earlycancerdetect.com).  He has served as President of the Philippines Canada Trade Council (PCTC) from 2006-2007 and held the position of Vice-President from 2004-2006.  As President of PCTC, he led a successful Trade Mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada David Emerson.

In 2013 Mr. Rai was the recipient of the Queen’s Diamond Jubilee Medal for his over 20 years of community and volunteer work.  He is also the recipient of the National Professional Achievement Award as a Pharmacist. His charitable and community volunteer activities include: Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science, Director of Tapestry Foundation for Health Care, Rotary Club of Vancouver Fraserview and Chair of “A Night of Miracles” for BC Children’s Hospital.

The Company also wishes to announce that it has granted 300,000 incentive stock options to Mr. Rai pursuant to the terms and conditions of the Company’s stock option plan at $0.22 per share for a period of five (5) years subject to regulatory regulations.

Mr. Nayyar has resigned as CEO effective immediately.

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,”

“intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.